
February 13, 2025

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

> **Re: Paramount Global**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Nine Months Ended September 30, 2024**
> **File No. 001-09553**

Dear Naveen Chopra:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology